UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                SCHEDULE 13D/A-5

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                              PHONE1GLOBALWIDE INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                   719208 10 0
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                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                NOVEMBER 26, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                                  SCHEDULE 13D
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CUSIP NO. 972639 10 8                                          PAGE 2 OF 6 PAGES
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    1     NAME OF REPORTING PERSONS  GNB Bank (Panama), S.A.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS   N/A

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS                                        N/A
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION        Republic of Panama

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              NUMBER OF          7    SOLE VOTING POWER          88,335,913 (1)
               SHARES           ------------------------------------------------
            BENEFICIALLY         8    SHARED VOTING POWER        -0-
              OWNED BY          ------------------------------------------------
                EACH             9    SOLE DISPOSITIVE POWER     88,335,913 (1)
              REPORTING         ------------------------------------------------
             PERSON WITH        10    SHARED DISPOSITIVE POWER   -0-
                                ------------------------------------------------
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          88,335,913 (1)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    70%
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   14     TYPE OF REPORTING PERSON              BK
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(1) Represents (i) 2.5 million shares of common stock, (ii) 7.0 million shares of Series A 8% Convertible Preferred Stock, which is convertible at any time into 10,835,913 shares of common stock, subject to certain adjustment mechanisms, (iii) 50.0 million shares of common stock, subject to certain adjustment mechanisms, issuable upon the conversion of a $20 million promissory note, as further described herein, (iv) 12.5 million shares of common stock, subject to certain adjustment mechanisms, issuable in the event the Reporting Persons exercise an immediately exercisable option to loan an additional $5 million on the same terms as the $20 million promissory note, and (v) 12.5 million shares of common stock, subject to certain adjustment mechanisms, issuable upon the conversion of a $5 million promissory note.

                                  SCHEDULE 13D
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CUSIP NO. 972639 10 8                                          PAGE 3 OF 6 PAGES
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    1     NAME OF REPORTING PERSONS  Metro Marketing, Limited

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS   N/A

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS                                        N/A
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION         Isle of Man

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              NUMBER OF          7    SOLE VOTING POWER          -0-
               SHARES           ------------------------------------------------
            BENEFICIALLY         8    SHARED VOTING POWER        -0-(1)
              OWNED BY          ------------------------------------------------
                EACH             9    SOLE DISPOSITIVE POWER     -0-
              REPORTING         ------------------------------------------------
             PERSON WITH        10    SHARED DISPOSITIVE POWER   -0-(1)
                                ------------------------------------------------
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-(1)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%
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   14     TYPE OF REPORTING PERSON              CO
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(1) The Reporting Person owns all of the outstanding capital stock of GNB Bank, the record holder of the shares of the Issuer as reported on page 2.

                                                               Page 4 of 6 Pages

[EXPLANATORY NOTE: This Schedule 13D/A-5 amends Items 3 and 5 of the Schedule 13D/A-4 filed on October 15, 2002]

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 14, 2001, GNB Bank acquired 2,500,000 shares of the Issuer's common stock from Colpafinsa S.A. pursuant to a Stock Purchase Agreement between Colpafinsa and the Reporting Person. On June 26, 2001, GNB Bank converted a $4.0 million convertible note due by the Issuer to GNB Bank into 4.0 million shares of the Issuer's Series A 8% Convertible Preferred Stock ("Series A Stock"). Each share of Series A Stock votes together with common stock and was initially convertible into common stock on a one-share-for-one-share basis, subject to certain potential adjustments. On June 26, 2001, GNB Bank also acquired 3.0 million additional shares of Series A Stock from the Issuer for $2.00 per share (for an aggregate of $6.0 million).

On October 31, 2001, GNB Bank loaned to the issuer $10 million pursuant to a convertible promissory note due October 30, 2002 (the "$10 million Note"). On September 30, 2002, GNB Bank, in a private transaction with the Issuer, exchanged the $10 million Note (which was convertible at the rate of $1.50 per share), converted an overdraft facility which was callable on demand by the GNB Bank and having an outstanding balance owed to it of $9,231,438 and provided additional cash to the Issuer of $768,562, for a new $20 million Convertible Note due October 31, 2003 (subject to acceleration on certain conditions). The Reporting Person may elect to convert the $20 Million Note into shares of common stock (or any other class of securities which any other lender with conversion rights elects to convert its debt) at a conversion price of $.40 per share (the "Conversion Price"). The Conversion Price contains an anti-dilution adjustment and will adjust downward to the amount of any subsequent sale of Common Stock by the Company below such price. In addition, the loan agreement relating to the $20 Million Note includes an option for GNB Bank to loan an additional $5 million on the same terms, including as to conversion into common stock (the "Optional Loan"). If such additional loan were made and converted, an additional
12.5 million shares of Common Stock, subject to adjustment, would be issuable to the Reporting Person.

On November 26, 2002, GNB Bank entered into a Loan Agreement with the Issuer's subsidiary, Phone 1, Inc. (The "Borrower"), for a loan in the amount of $5 million (the "$5 Million Loan"). The $5 Million Loan is on terms substantially identical to the $20 Million Note. Like the $20 Million Note, the principal and interest of the $5 Million Loan is convertible, in whole or in part, prior to or after the maturity date (if the Loan is not fully paid), as elected by GNB Bank, into shares of the common stock of the Company at the rate of $.40 per share. The conversion rate on the $5 Million Loan is subject to the same anti-dilution adjustments as the $20 Million Note.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 88,335,913 shares of Common Stock, which represents approximately 70% of the outstanding Common Stock assuming (i) conversion of 7.0 million shares of Series A 8% Convertible Preferred Stock into 10,835,913 shares of Common Stock, subject to certain anti-dilutive adjustments,
(ii) 50.0 million shares of Common


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                                                               Page 5 of 6 Pages

Stock, subject to certain anti-dilutive adjustment mechanisms, issuable upon the conversion of the $20 Million Note, (iii) 12.5 million shares of common stock, subject to certain adjustment mechanisms, issuable in the event the Reporting Persons exercise the immediately exercisable Optional Loan, and (iv) 12.5 million shares of common stock, subject to certain adjustment mechanisms, issuable upon the conversion of a $5 Million Loan. The principal and interest of the $20 Million Note, the $5 Million Loan and, to the extent funded, the Optional Loan, are convertible, in whole or in part, as elected by GNB Bank, at the rate of $.40 per share (the "Conversion Price"). The Conversion Price will adjust downward to the amount of any subsequent sale of Common Stock by the Company below such price.

(b)      Not applicable.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99 Loan Agreement dated November 26, 2002, among Phone 1, Inc., Phone1 Globalwide, Inc., Globaltron Communications Corporation and GNB Bank Panama S.A.*

99.1 Security Agreement dated November 26, 2002 among Phone 1, Inc., Phone1 Globalwide, Inc., Globaltron Communications Corporation and GNB Bank Panama S.A.*

99.2 Promissory Note dated November 26, 2002, in the original principal amount of $5 million issued to GNB Bank Panama S.A.*

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* Filed as an exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2003.

                                                               Page 6 of 6 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2002              GNB Bank (Panama) S.A.



                                    By: /s/ Camilo Verastegui
                                        ----------------------------------------
                                    Name: Camilo Verastegui
                                    Title: General Manager


                                    METRO MARKETING CO. LIMITED


                                    By: /s/ Colin Fertrache
                                       -----------------------------------------
                                    Name: Colin Fertrache
                                    Title: Director